Exhibit 21

Jerash Holdings (US), Inc. Subsidiaries

Treasure Success International Limited (HK)
Jerash Garments and Fashions Manufacturing Company Ltd (Jordan)
Chinese Garments and Fashions Manufacturing Company Limited (Jordan)
Jerash for Industrial Embroidery Company Limited (Jordan)